

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Anil Doradla
Chief Financial Officer
Grid Dynamics Holdings, Inc.
5000 Executive Parkway, Suite 520
San Ramon, CA 94583

> **Re: Grid Dynamics Holdings, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2020**
> **Filed May 11, 2020**
> **File No 001-38685**

Dear Mr. Doradla:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology